UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0001408100

NOTIFICATION OF LATE FILING	CUSIP NUMBER 489398107 489398115

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Kennedy-Wilson Holdings, Inc.

Full Name of Registrant

    Prospect Acquisition Corp.

Former Name if Applicable

    9701 Wilshire Blvd., Suite 700

Address of Principal Executive Office (Street and Number)

    Beverly Hills, California 90212

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kennedy-Wilson Holdings, Inc. (the “Company”) is in the process of preparing and reviewing its financial and other information to be disclosed in its Annual Report on form 10-K for the year ended December 31, 2009. The Company’s Annual Report on form 10-K for the year ended December 31, 2009 could not be completed on or before the March 16, 2010 prescribed due date without unreasonable effort or expense. The Company intends to file the form 10-K as promptly as practicable, and expects that such filing will be made by the March 31, 2010 extended deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Freeman Lyle	310	887-6400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes between the results of operations disclosed in its Annual Report on Form 10-K for the period ended December 31, 2009 and the results of operations disclosed in its Annual Report on Form 10-K for the period ended December 31, 2008.

From the Company’s inception on July 9, 2007 to November 13, 2009, the Company operated under the name Prospect Acquisition Corp. (“Prospect”) as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the financial services industry. On November 13, 2009, the stockholders of Prospect approved a merger with Kennedy-Wilson, Inc. (“KWI”), whereby KWI became a wholly-owned subsidiary of Prospect, which was renamed Kennedy-Wilson Holdings, Inc. (the “Merger”). In connection with the Merger, the assets, liabilities and results of operations of KWI have become the historical financial statements of Prospect and, accordingly, the Company’s Annual Report on Form 10-K for the period ended December 31, 2009, will reflect KWI’s results of operations.

    Kennedy-Wilson Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2010	By:	/s/ Freeman Lyle, Chief Financial Officer